Exhibit 12.1

Blackstone Mortgage Trust, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

Nine Months Ended September 30, 2013
Fixed Charges
Interest expense, including amortization	$6,492
Interest capitalized	—
Interest within rental expense	—
Preferred security dividend requirements in consolidated subsidiaries	—

Total fixed charges	$6,492

Earnings
Pre-tax income from continuing operations before equity investees	$16,025
Add:
Fixed charges, including amortization	6,492
Distributed income of equity investees	—
Income from equity investees arising from guarantees	—
Less:
Interest capitalized	—
Preferred security dividend requirements in consolidated subsidiaries	—
The non-controlling interest in pre-tax subsidiaries that have not incurred fixed charges	—

Earnings	$22,517

Ratio of Earnings to Fixed Charges	3.47x